Draft of February 25, 1997

                                Registration Statement No. ________


               SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, DC 20549
                         ____________

                           FORM 8-A

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
           PURSUANT TO SECTION 12(b) OR 12(g) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                    THE DIANA CORPORATION
    (Exact name of registrant as specified in its charter)


                          Delaware
         (State of incorporation or organization)

                         36-2448698
           (I.R.S. employer identification no.)


                      26025 Mureau Road
                    Calabasas, California
          (Address of principal executive offices)

                            91302
                         (Zip code)

         If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A(c)(1) please check the following box

          If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box

          Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered - None

Name of each exchange on which each class is to be registered - N/A

          Securities to be registered pursuant to section 12(g) of the Act:

Common Stock, par value $1.00 per share
           (Title of class)

Stock Purchase Rights
  (Title of class)
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         INFORMATION REQUIRED IN REGISTRATION STATEMENT

     Preliminary Statement: The Diana Corporation, a Delaware corporation (the "Company"), currently has its common stock listed on the New York Stock Exchange and registered under Section 12(b) of the Securities Exchange Act of 1934. The Company has applied for inclusion of its common stock in the Nasdaq National Market. The purpose of this Registration Statement is to register the common stock, and the related stock purchase rights, under Section 12(g) of such Act.

I.   Description of Registrant's Securities to be Registered

Authorized Capital Stock

     The authorized capital stock of the Company consists of 15,000,000 shares of common stock, par value $1.00 per share
("Company Common Stock"), and 5,000,000 shares of preferred stock, $.01 per share ("the Company Preferred Stock").

     As of February 25, 1997 there were 6,007,175 shares of Company Common Stock issued (of which 5,298,483 shares were outstanding and 708,692 shares were held in treasury); an aggregate of 100,000 shares were issuable pursuant to a warrant issuable to Hambrecht & Quist LLC, financial advisors to the Company; an aggregate of 1,000,000 shares were issuable upon conversion of membership interests (Class A Units and Class B Units) in Sattel Communications LLC ("Sattel"); an aggregate of 704,720 shares were issuable pursuant to the Company's 1986 Nonqualified Stock Option Plan; and an aggregate of 94,040 shares were issuable pursuant to Sattel's 1996 Nonqualified Stock Option Plan. As of the same date, there were no shares of the Company Preferred Stock outstanding.

     On September 3, 1996, the Board of Directors of the Company declared a 5% dividend payable in Company Common Stock on October 2, 1996 to holders of record of Common Stock on September 16, 1996. Such dividend was paid with newly-issued shares of Common Stock.
As long as the Rights (as defined below) are attached to Company Common Stock, the Company will issue one Right with each new share of Company Common Stock so that all such shares will have Rights attached.


Company Common Stock

     Each outstanding share of Company Common Stock will be entitled to such dividends as may be declared from time to time by the Company's Board of Directors. Each outstanding share of Company Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of Company Common Stock do not have the right to cumulative voting. As a result, holders of a majority of shares voting for the election of the Company's Board of Directors can elect all of the directors to be elected at such election, if they so choose. In the event of a liquidation, dissolution or winding up of the Company, holders of Company Common Stock are entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and any preferential amount payable on the Company Preferred Stock. The Company Common Stock is not subject to conversion, sinking fund, redemption, preemptive rights or call/assessment provisions.

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

     The Company's Restated Certificate of Incorporation provides for the division of the Board of Directors into three classes with staggered three-year terms. In addition, the Certificate of Incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares of the corporation entitled to vote. Under the Certificate of Incorporation, the number of directors may be changed only by (i) the vote of a majority of the directors then in office or (ii) the vote of at least 75% of the shares of the corporation entitled thereon to vote, and any increase or decrease in the number of directors must be apportioned among all classes so as to make all classes as nearly equal in number as possible. The classification of the Board of Directors, the limitations on the removal and the restrictions on changing the number of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

Shareholder Rights Plan

     On September 3, 1996, the Board of Directors of the Company declared a dividend payable September 16, 1996 of one right (a "Right") for each outstanding share of Company Common Stock held of record at the close of business on September 16, 1996 (the "Record Time"), or issued thereafter and prior to the Separation Time (as hereinafter defined) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights will be issued pursuant to a Stockholder Protection Rights Agreement, dated as of September 10, 1996 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, par value $0.01 per share ("Participating Preferred Stock"), for $120 (the "Exercise Price"), subject to adjustment.


     The Rights will be evidenced by Company Common Stock certificates until the close of business on the earlier of (either, the "Separation Time") (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, and (ii) the tenth day after the first date or such earlier or later date as the Board of Directors may from time to time fix (the "Flip-in Date") of public announcement by the Company or any Person that such Person has become an Acquiring Person (the date of such public announcement the "Stock Acquisition Date"); provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Company Common Stock, which term shall not include (i) the Company, any wholly owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company, (ii) any person who is the Beneficial Owner of 15% or more of the outstanding Company Common Stock as of the date of the Rights Agreement or who shall become the Beneficial Owner of 15% or more of the outstanding Company Common Stock solely as a result of an acquisition of Company Common Stock by the Company, until such time as such Person acquires an additional 1% of the outstanding shares of Company Common Stock, other than through a dividend or stock split, provided, that, for the purpose of determining whether any Person has become the Beneficial Owner of an additional 1% of the outstanding shares of Company Common Stock, compensatory management stock options issued by the Company subsequent to the date of the Rights

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

Agreement shall not be included, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person, upon notice by the Company, promptly divests sufficient securities such that such 15% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns shares of Company Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) shares owned by such Person and its Affiliates and Associates at the time of such grant and (C) shares, amounting to less than 1% of the outstanding Company Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Company Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Company Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Company Common Stock outstanding at the Record Time shall also evidence one Right for each share of Company Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Company Common Stock at the Separation Time.

     The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time.
The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on September 16, 2006,
(iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into when there is no Acquiring Person (in any such case, the "Expiration Time").

     The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Company Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Company Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Company Common Stock.

     In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Company Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Company Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Company Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate

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

and each Right will thereafter represent only the right to receive a number of shares of Company Common Stock equal to the Exchange
Ratio.

     Whenever the Company shall become obligated, as described in the preceding paragraph, to issue shares of Company Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one-one hundredth of a share of Participating Preferred Stock for each share of Company Common Stock so issuable.

     In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Company Common Stock or (B) the person with whom such transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate thereof or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

     The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right) (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

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

     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of Company Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.


Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Company is
ChaseMellon Shareholder Services, L.L.C.



II.  Exhibits


          Pursuant to the instructions as to exhibits to Form 8-A, the following exhibits are being filed with this Registration
Statement:


     1.   Restated Certificate of Incorporation, as amended
          (incorporated herein by reference to Exhibit 3.1 of Registrant's Form 10-K for the fiscal year ended April 3,
          1993).

     2. By-laws of the Registrant (incorporated herein by reference to Exhibit 3.1 of the Form 10-Q for the period ended July 20, 1996).

     3. Rights Agreement (incorporated herein by reference to Exhibit 1 to the Registration Statement on Form 8-A filed September 11, 1996).

     4. Forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement, see
          Exhibit 3 above.

     5.   Form of Certificate of Designation and Terms of
          Participating Preferred Stock, included in Exhibit B to the Rights Agreement, see Exhibit 3 above.

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
                          SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   THE DIANA CORPORATION


                                   By: /s/ Daniel W. Latham
                                   Name:   Daniel W. Latham
                                   Title:  President



Dated:  February 26, 1997

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